MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three and nine months ended September 30, 2013 and 2012 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and the related MD&A. Additional information relating to the Company, including the most recent Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. This MD&A is dated as of October 30, 2013 and all information contained is current as of October 30, 2013 unless otherwise stated.

Cautionary Note to US Investors concerning Estimates of Reserves and Measured, Indicated and Inferred Resource:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the US Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the US federal securities laws and the rules and regulations thereunder.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email: info@edrsilver.com
www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2013

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward- looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Table of Contents

1	Operating Highlights	Page 3
2	History and Strategy	Page 4
3	Consolidated Operations	Page 5
4	Guanaceví Operations	Page 7
5	Bolañitos Operations	Page 9
6	El Cubo Operations	Page 11
7	Exploration Results	Page 13
8	Financial Results	Page 13
9	Non IFRS Measures	Page 16
10	Summary of Quarterly Results and Trends	Page 22
11	Quarterly Outlook	Page 26
12	Liquidity and Capital Resources	Page 27
13	Changes in Accounting Policies and Critical Accounting Estimates	Page 34
14	Controls and Procedures	Page 38

Three Months Ended Sept. 30			Q3 2013 Highlights	Nine Months Ended Sept. 30
2013	2012	% Change		2013	2012	% Change
Production
1,855,846	1,137,933	63%	Silver ounces produced	4,881,435	3,250,450	50%
22,947	11,754	95%	Gold ounces produced	57,894	25,770	125%
1,799,695	1,126,553	60%	Payable silver ounces produced	4,739,228	3,217,944	47%
22,107	11,635	90%	Payable gold ounces produced	55,658	25,511	118%
3,232,666	1,843,173	75%	Silver equivalent ounces produced(1)	8,355,075	4,796,650	74%
5.14	4.70	10%	Cash costs per silver ounce(2)(3)	8.09	5.46	48%
13.17	13.18	0%	Total production costs per ounce(2)(4)	15.91	11.85	34%
12.14	21.25	-43%	All-in sustaining costs per ounce(2)(5)	20.29	20.58	-1%
389,090	306,164	27%	Processed tonnes	1,158,504	702,910	65%
104.06	97.05	7%	Direct production costs per tonne(2)(6)	99.06	88.10	12%
$12.32	$14.66	-16%	Silver co-product cash costs (7)	$14.07	$13.32	6%
$768.05	$835.32	-8%	Gold co-product cash costs (7)	$795.89	$723.46	10%
Financial
67.8	51.9	31%	Revenue ($ millions)	208.9	141.4	48%
1,693,989	1,294,241	31%	Silver ounces sold	4,996,637	3,469,241	44%
20,958	8,984	133%	Gold ounces sold	62,159	22,130	181%
22.60	28.72	-21%	Realized silver price per ounce	25.05	30.26	-17%
1,409	1,637	-14%	Realized gold price per ounce	1,417	1,644	-14%
12.3	0.0	100%	Net earnings (loss) ($ millions)	26.3	27.3	-4%
13.0	1.7	663%	Adjusted net earnings (6) ($ millions)	23.1	27.3	-15%
21.7	17.1	27%	Mine operating earnings ($ millions)	47.1	60.0	-22%
31.8	26.9	18%	Mine operating cash flow(9) ($ millions)	90.5	83.0	9%
25.9	19.3	34%	Operating cash flow before working capital changes (10)	63.6	62.6	2%
29.3	12.2	140%	Earnings before ITDA (11)	77.0	62.3	24%
26.8	61.8	-57%	Working capital ($ millions)	26.8	61.8	-57%
Shareholders
0.12	0.00	-100%	Earnings per share – basic	0.26	0.30	-13%
0.13	0.02	550%	Adjusted earnings per share – basic(8)	0.23	0.30	-23%
0.26	0.20	30%	Operating cash flow before working capital changes per share (10)	0.64	0.69	-7%
99,741,010	97,666,618	2%	Weighted average shares outstanding	99,704,100	91,159,694	9%

(1)	2013 silver equivalents are calculated using a 60:1 ratio;, 2012 silver equivalents are calculated using a 55:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

(8)	Adjusted earnings are calculated by adding back the mark-to-market impact of derivative equities held as a liability on the Company’s balance sheet. See Reconciliation to IFRS on page 16.
(9)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 16.

(10)	See Reconciliation to IFRS on page 17 for the reconciliation of operating cash flow before working capital changes, operating cash flow before working capital changes per share.
(11)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 17

Management’s highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the US. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanaceví silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high-grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver doré bars.

In 2007, the Company replicated the success of Guanaceví with the acquisition of the Bolañitos (formerly described as “Guanajuato”) mines project in Guanajuato State. Bolañitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolañitos is now an integral part of the Company’s asset base.

Both Guanaceví and Bolañitos are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo has similar challenges to Endeavour’s past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day. The Company is focused on improving the mining methods, increasing brown-fields exploration and refurbishing the existing infrastructure to maximize the potential of El Cubo.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanaceví and Bolañitos mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three and Nine Months Ended September 30, 2013 and 2012

Three Months Ended Sept. 30			CONSOLIDATED	Nine Months Ended Sept. 30
2013	2012	% Change		2013	2012	% Change
389,090	306,164	27%	Ore tonnes processed	1,158,504	702,910	65%
171	161	6%	Average silver grade (gpt)	164	193	-15%
86.7	71.8	21%	Silver recovery (%)	80.1	74.4	8%
1,855,846	1,137,933	63%	Total silver ounces produced	4,881,435	3,250,450	50%
1,799,695	1,126,553	60%	Payable silver ounces produced	4,739,228	3,217,944	47%
1.89	1.49	27%	Average gold grade (gpt)	1.79	1.44	24%
96.9	80.1	21%	Gold recovery (%)	86.8	79.2	10%
22,947	11,754	95%	Total gold ounces produced	57,894	25,770	125%
22,107	11,635	90%	Payable gold ounces produced	55,658	25,511	118%
3,232,666	1,843,173	75%	Silver equivalent ounces produced(1)	8,355,075	4,796,650	74%
5.14	4.70	10%	Cash costs per silver ounce(2)(3)	8.09	5.46	48%
13.17	13.18	0%	Total production costs per ounce(2)(4)	15.91	11.85	34%
12.14	21.25	-43%	All in sustaining cost per ounce (2)(5)	20.29	20.58	-1%
104.06	97.05	7%	Direct production costs per tonne(2)(6)	99.06	88.10	12%
$12.32	$14.66	-16%	Silver co-product cash costs (7)	$14.07	$13.32	6%
$768.05	$835.32	-8%	Gold co-product cash costs (7)	$795.89	$723.46	10%

(1)	2013 silver equivalents are calculated using a 60:1 ratio;, 2012 silver equivalents are calculated using a 55:1 ratio
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)	Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits.
(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits.

(6)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites.
(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro -rated basis of realized metal value. See Reconciliation to IFRS on page 20.

Consolidated Production

Three months ended September 30, 2013 (compared to three months ended September 30, 2012)
Consolidated silver production during Q3, 2013 was 1,855,846 oz, an increase of 63% compared to 1,137,933 oz, and gold production was 22,947 oz, an increase of 95% compared to 11,754 oz in Q3, 2012. Metal production was significantly higher due to the expansion of the Bolañitos mine above the Bolañitos plant capacity in 2013, the processing of the extra Bolañitos mine production at the nearby Las Torres plant, and the acquisition of the El Cubo operation in Q3, 2012. Plant throughput was 389,090 tonnes at average grades of 171 gpt silver and 1.89 gpt gold compared to 306,164 tonnes grading 161 gpt silver and 1.49 gpt gold. The change in grades was due to the increasing significance of the Bolañitos and El Cubo operations, which have lower silver and higher gold grades compared to Guanaceví.

Nine months ended September 30, 2013 (compared to nine months ended September 30, 2012)
Consolidated silver production during 2013 was 4,881,435 oz, an increase of 50% compared to 3,250,450 oz, and gold production was 57,894 oz, an increase of 125% compared to 25,770 oz in Q3, 2012. Metal production was significantly higher due to the expansion of the Bolañitos mine, the processing of the extra Bolanitos mine production at the Las Torres plant, and the acquisition of the El Cubo operation in Q3, 2012. Plant throughput was 1,158,504 tonnes at average grades of 164 gpt silver and 1.79 gpt gold compared to 702,910 tonnes grading 193 gpt silver and 1.44 gpt gold. The change in grades was due to the increasing significance of the Bolañitos and El Cubo operations, which have lower silver and higher gold grades compared to Guanaceví.

Consolidated Operating Costs

Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, were $5.14 per ounce of payable silver for Q3 2013 compared to $4.70 in Q3, 2012. The rise in costs was due to the significantly lower gold prices which reduced the gold credit, the lower silver grades and the addition of the higher cost El Cubo operation, offset by the increasing importance of the lower cost Bolañitos operation. The costs per tonne increased due to the appreciation of the Mexican peso year over year (4% higher compared to same period in 2012 – see Key Economic Trends on page 23), higher wages, and the addition of the higher cost El Cubo operation, offset by the increasing contribution from the lower cost Bolañitos operation.

Guanaceví Operations

Production Results for the Three and Nine Months Ended September 30, 2013 and 2012

Three Months Ended Sept. 30			GUANACEVÍ	Nine Months Ended Sept. 30
2013	2012	% Change		2013	2012	% Change
107,480	108,343	-1%	Ore tonnes processed	314,914	307,514	2%
265	227	17%	Average silver grade (g/t)	246	262	-6%
78.0	75.7	3%	Silver recovery (%)	76.6	77.0	-1%
715,080	598,285	20%	Total silver ounces produced	1,910,732	1,994,736	-4%
707,929	592,302	20%	Payable silver ounces produced	1,891,625	1,974,788	-4%
0.70	0.87	-20%	Average gold grade (g/t)	0.57	0.78	-27%
82.1	88.0	-7%	Gold recovery (%)	78.6	87.5	-10%
1,977	2,667	-26%	Total gold ounces produced	4,510	6,786	-34%
1,957	2,640	-26%	Payable gold ounces produced	4,465	6,718	-34%
833,700	758,305	10%	Silver equivalent ounces produced(1)	2,181,332	2,401,896	-9%
12.98	10.99	18%	Cash costs per silver ounce(2)(3)	14.87	10.71	39%
18.76	16.54	13%	Total production costs per ounce(2)(4)	20.82	15.78	32%
19.18	22.63	-15%	All in sustaining cost per ounce (2)(5)	24.82	21.54	15%
111.06	101.83	9%	Direct production costs per tonne(2)(6)	109.53	105.32	4%
$14.24	$14.70	-3%	Silver co-product cash costs (7)	$15.93	$13.71	16%
$887.73	$838.15	6%	Gold co-product cash costs (7)	$900.90	$743.82	21%

(1)	2013 silver equivalents are calculated using a 60:1 ratio, 2012 silver equivalents are calculated using a 55:1 ratio
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)	Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits.
(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites.

(5)

All in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits

(6)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites.
(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

The acquisition of Endeavour’s first silver mine, at Guanaceví in 2004, continues to reap rewards for all stakeholders. The mine has since produced more than 15 million ounces of silver and 38,000 ounces of gold, revitalized the local community, and helped establish Endeavour’s successful business model. Although the historic mine was closed and the plant was struggling to process 100 tonnes per day of odd tailings in 2004, Guanaceví is now producing 1,200 tonnes of high-grade ore per day. The Company found five high-grade silver-gold ore bodies along a five kilometre length of the prolific Santa Cruz vein and developed four new mines, one of which is now mined out. The Guanaceví operation currently includes three underground silver-gold mines, a cyanidation leach plant, mining camp, administration and housing facilities. It provides steady employment for more than 450 people and engages over 200 contractors.

Guanaceví Production Results

Three months ended September 30, 2013 (compared to three months ended September 30, 2012)
Silver production at the Guanaceví mine during Q3, 2013 was 715,080 oz, an increase of 20% compared to 598,285 oz, and gold production was 1,977 oz, a decrease of 26% compared to 2,667 oz in Q3, 2012. Silver production increased due to higher silver grades and recoveries, while lower gold grade and recoveries contributed to lower gold production. Plant throughput was 107,480 tonnes at average grades of 265 gpt silver and 0.70 gpt gold compared to 108,343 tonnes grading 227 gpt silver and 0.87 gpt gold. The change in grades and recoveries were a function of geological variation of the ore bodies in the third quarter, 2013, the higher grade Porvenir Cuatro mine contributed a higher tonnage resulting in the improved grades.

Nine months ended September 30, 2013 (compared to nine months ended September 30, 2012)
Silver production at the Guanaceví mine during Q3, 2013 was 1,910,732 oz, a decrease of 4% compared to 1,994,736 oz, and gold production was 4,510 oz, a decrease of 34% compared to 6,786 oz in 2012. Metal production was down due to lower metal grades and recoveries. Plant throughput was 314,914 tonnes at average grades of 246 gpt silver and 0.57 gpt gold compared to 307,514 tonnes grading 262 gpt silver and 0.78 gpt gold. The lower grades were attributable to the lower grade ores being mined at depth at North Porvenir, and increased tonnage in the lower grade Santa Cruz ore-body.

Guanaceví Operating Costs

Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, for Q3, 2013 were $12.98 per ounce of payable silver compared to $10.99 in Q3, 2012. The rise on a cash cost basis was due to the drop in gold grades and prices reducing the credit on a per ounce basis. On a per tonne basis, the appreciation of the Mexican peso year over year (4% higher compared to same period in 2012 – see Key Economic Trends on page 23), wage increases and mining to greater depths have driven the rise in costs per tonne.

Bolañitos Operations

Production Results for the Three and Nine Months Ended September 30, 2013 and 2012

Three Months Ended Sept. 30			BOLAÑITOS	Nine Months Ended Sept. 30
2013	2012	% Change		2013	2012	% Change
181,442	117,271	55%	Ore tonnes processed	551,414	314,846	75%
147	148	-1%	Average silver grade (g/t)	148	153	-3%
92.5	77.7	19%	Silver recovery (%)	83.2	74.4	12%
794,734	433,388	83%	Total silver ounces produced	2,183,802	1,149,454	90%
758,239	429,054	77%	Payable silver ounces produced	2,082,918	1,137,959	83%
2.75	2.39	15%	Average gold grade (g/t)	2.64	2.19	21%
98.9	81.7	21%	Gold recovery (%)	88.4	77.6	14%
15,869	7,363	116%	Total gold ounces produced	41,510	17,260	140%
15,245	7,289	109%	Payable gold ounces produced	39,668	17,087	132%
1,746,874	875,168	100%	Silver equivalent ounces produced(1)	4,674,402	2,185,054	114%
(8.10)	(9.98)	19%	Cash costs per silver ounce(2)(3)	(3.97)	(5.86)	32%
(3.66)	(5.20)	30%	Total production costs per ounce(2)(4)	0.33	(0.27)	223%
(3.29)	7.65	-143%	All in sustaining cost per ounce (2)(5)	7.67	13.43	-43%
84.57	77.34	9%	Direct production costs per tonne(2)(6)	81.41	73.52	11%
$8.60	$10.63	-19%	Silver co-product cash costs (7)	$9.90	$11.10	-11%
$536.23	$606.02	-12%	Gold co-product cash costs (7)	$560.29	$602.22	-7%

(1)	2013 silver equivalents are calculated using a 60:1 ratio; 2012 silver equivalents are calculated using a 55:1 ratio
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)	Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits.
(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits

(6)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites.
(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

Endeavour's second mine acquisition, at Bolañitos in 2007, encompasses three operating silver and gold mines and a floatation plant, located 10 kilometres from the city of Guanajuato in the state of Guanajuato. Following the acquisition, the cash costs of production were as high as $32 per ounce and the operation was struggling to produce 300,000 ounces of silver per year. Following the execution of management’s business strategy, the cash costs of production fell to negative as production grew. Bolañitos’ processing plant was expanded in phases from 500 tonnes per day in 2007 to 1,600 tonnes per day in 2012.

Bolañitos Production Results

Three months ended September 30, 2013 (compared to three months ended September 30, 2012)
Silver production at the Bolañitos mine was 794,734 ounces, an increase of 83% compared to 433,388 oz, and gold production was 15,869 oz, an increase of 116% compared to 7,363 oz in Q3, 2012. Metal production was up due to higher throughput, grades and recoveries. The Bolañitos mine averaged 2,305 tonnes per day (tpd), well above the mine plan due to increased contract mining and more long-hole mining. The Bolañitos plant operated at its 1,600 tpd capacity, and the extra mine tonnage was processed at the leased Las Torres facility near El Cubo until July 22, 2013. Subsequent to July 22, 2013, the mine production in excess of Bolañitos’ plant capacity was processed at the newly refurbished El Cubo plant. Plant throughput was 181,442 tonnes at average grades of 147 gpt silver and 2.75 gpt gold, compared to 117,271 tonnes grading 148 gpt silver and 2.39 gpt gold.

Ore grades were significantly higher than both the prior year and the 2013 mine plan, as mining accessed better ore grades than the planned reserve grades, specifically in the Daniela vein. Mine grades are expected to remain above reserve grades in the next quarter. The increased recoveries were partly a function of executing contracts to sell concentrate as opposed to processing the concentrates at the Company’s leach facilities at Guanaceví and El Cubo to produce doré bars. Selling concentrate at current metal prices resulted in higher payable metal production albeit at higher refining charges, resulting in a financial benefit compared to doré production.

Nine months ended September 30, 2013 (compared to nine months ended September 30, 2012)
Silver production at the Bolañitos mine was 2,183,802 ounces, an increase of 90% compared to 1,149,454 oz, and gold production was 41,510 oz, an increase of 140% compared to 17,260 oz in Q3, 2012. Metal production was up due to higher throughput, grades and recoveries. In 2012, the Bolañitos plant was expanded from 1,000 tpd to 1,600 tpd, and the mine was expanded to the plant capacity by Q4, 2012. In 2013, the Bolañitos plant operated at its 1,600 tpd capacity, and the extra tonnes were processed at the leased Las Torres facility near the El Cubo operations. The leased Las Torres facility was scheduled to be returned in May, however the counterparty requested a later return date allowing continued access until July 22, 2013. This additional access allowed Bolañitos production to significantly exceed plan. Subsequent to July 22, 2013, mine production in excess of the Bolañitos’ plant capacity was processed at the newly refurbished El Cubo plant. Plant throughput was 551,414 tonnes at average grades of 148 gpt silver and 2.64 gpt gold, compared to 314,846 tonnes grading 153 gpt silver and 2.19 gpt gold.

Ore grades were also significantly higher than both the prior year and the 2013 mine plan, as mining accessed better ore grades than the planned reserve grades, specifically in the Daniela vein. Mine grades are expected to remain above reserve grades in the next quarter. Silver and gold recoveries were both anomalously higher due three onetime events: the Las Torres flotation plant was cleaned out of concentrate in July on expiry of the lease, the El Cubo leach circuit was cleaned out as El Cubo commenced concentrate sales in September and in Q2 the El Cubo plant held significant work-in-process balance as filter presses were not yet completed at the end of Q2. Management expects recoveries to return to historic levels in Q4, 2013. In addition, the function of executing contracts to sell concentrate as opposed to producing dore at the El Cubo plant will increase recoveries going forward. Selling concentrate results in higher payable metal production and higher refining charges, resulting in a net financial benefit.

Bolañitos Operating Costs

Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, for Q3, 2013 were negative $8.10 per ounce of payable silver compared to negative $9.98 in Q3, 2012. The rise in cash costs was primarily due to the drop in gold prices, reducing the gold credit. Costs on a per tonne basis have risen due to the appreciation of the Mexican peso (4% higher compared to same period in 2012 – See Key Economic Trends on page 23), salary and wage increases, increased contractor participation and higher refining costs as Bolañitos began selling concentrate late in Q1, 2013 rather than leaching the concentrate at the Company’s other operations. These additional costs were offset by increased tonnage improving economies of scale.

El Cubo Operations

Production Results for the Three and Nine Months Ended September 30, 2013 and 2012

Three Months Ended Sept. 30			EL CUBO	Nine Months Ended Sept. 30
2013	2012	% Change		2013	2012	% Change
100,168	80,550	24%	Ore tonnes processed	292,176	80,550	263%
112	92	22%	Average silver grade (g/t)	103	92	12%
95.6	44.6	114%	Silver recovery (%)	80.3	44.6	80%
346,032	106,260	226%	Total silver ounces produced	786,901	106,260	641%
333,527	105,197	217%	Payable silver ounces produced	764,685	105,197	627%
1.62	1.42	14%	Average gold grade (g/t)	1.51	1.42	6%
97.8	46.9	109%	Gold recovery (%)	83.2	46.9	77%
5,101	1,724	196%	Total gold ounces produced	11,874	1,724	589%
4,905	1,706	188%	Payable gold ounces produced	11,525	1,706	576%
652,092	209,700	211%	Silver equivalent ounces produced(1)	1,499,341	209,700	615%
18.61	29.21	-36%	Cash costs per silver ounce(2)(3)	24.19	29.21	-17%
39.54	69.21	-43%	Total production costs per ounce(2)(4)	46.24	69.21	-33%
32.27	68.96	-53%	All in sustaining cost per ounce (2)(5)	43.50	79.87	-46%
131.83	119.32	10%	Direct production costs per tonne(2)(6)	121.08	119.32	1%
$19.89	$31.25	-36%	Silver co-product cash costs (7)	$24.25	$31.25	-22%
$1,239.76	$1,781.37	-30%	Gold co-product cash costs (7)	$1,371.96	$1,781.37	-23%

(1)	2013 silver equivalents are calculated using a 60:1 ratio;, 2012 silver equivalents are calculated using a 55:1 ratio
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)	Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits.
(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites.

(5)

All-iin sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits.

(6)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites.
(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

The acquisition of Endeavour’s third mine, the El Cubo mine in July 2012, was a good fit with Endeavour's business strategy of buying and rejuvenating struggling old mines in historic mining districts. However, unlike Guanaceví and Bolañitos, which had low throughputs and no reserves, El Cubo offered the potential to quickly become a core asset for Endeavour, already having a 1,100-tonne-per-day output and a reasonable reserve/resource mine life. Located in the southeastern part of the historic Guanajuato mining district, this producing silver and gold mine is only 15 kilometres from Endeavour’s Bolañitos project, and includes many mine adits, ramps, and shafts, as well as a 400-tonne-per-day leach plant. It also held a lease (until July 2013) on the adjacent Las Torres mine and 1,800-tonne-per-day flotation plant owned by Fresnillo PLC. Subsequent to the acquisition in Q3, 2012, Endeavour launched a $67-million, 18-month capital investment program at El Cubo to explore and develop the mine and to rebuild and expand the plant, tailings facility, water supply, electrical supply, surface buildings, and surface infrastructure. This facility was substantially completed in Q2 2013 on time and below budget.

El Cubo Production Results

Endeavour's new mine plan is focused on maintaining the current tonnage throughput at El Cubo around 1,000-1,200 tpd while progressively increasing the production grades by reducing ore dilution. The Company has reorganized the mine operations team, improved supervision and operating efficiencies, improved safety policies, programs and training to reduce lost time accidents and created a Mine Rescue Team for a safer environment. The Company acquired new mining equipment, accelerated mine development and commenced underground drilling. The plant and surface infrastructure reconstruction program was completed on time and budget in Q2, 2013.

During Q2, 2013 the Company announced that the newly rebuilt plant at El Cubo was successfully re-commisioned on May 31st, reaching phase 1 operating capacity of 1,100-1,200 tpd. Work to bring the plant capacity up to 1,500 – 1,600 tpd was completed in early Q3, 2013, allowing management to facilitate the processing up to 350 tpd of additional ore from the Bolañitos mine located in the same district as El Cubo only 15 kilometres away.

More than 600,000 hours of work were completed on the plant and infrastructure with no lost time accidents, an accomplishment of which the Company is particularly proud. Due to the successful re-commissioning of the El Cubo plant, Endeavour returned the nearby leased Las Torres plant to its owner, Fresnillo plc, on July 22, 2013.

Three months ended September 30, 2013 (compared to three months ended September 30, 2012)

Silver production at the El Cubo mine was 346,032 oz, an increase of 217% compared to 106,260 oz in Q3, 2012 and gold production was 5,101 oz, an increase of 196% compared to 1,724 oz in Q3, 2012. The rise year over year was due to the successful implementation of Endeavour’s turn around initiatives. In Q3, 2013, metal production jumped as management turned its focus from the re-construction of the site infrastructure to the optimization of the operations. The Company continues to focus on ensuring that safe, sustainable mining methods will become part of the culture which over time leads to improved operating efficiencies. Silver and gold recoveries were both anomalously higher due three one-time events: the Las Torres flotation plant was cleaned out of concentrate in July on expiry of the lease, the El Cubo leach circuit was cleaned out as El Cubo commenced concentrate sales in September and in Q2 the El Cubo plant held significant work-in-process balance as filter presses were not yet completed at the end of Q2. Management expects recoveries to return to historic levels in Q4, 2013. In addition, the function of executing contracts to sell concentrate as opposed to producing dore at the El Cubo plant will increase recoveries going forward. Selling concentrate results in higher payable metal production and higher refining charges, resulting in a net financial benefit.

El Cubo Operating Costs

Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, were $18.61 per ounce of payable silver for Q3, 2013compared to $29.21 in Q3, 2012. The Company acquired the El Cubo mine in July 2012, launching a two-step strategy to make the operations profitable. Since the acquisition, the Company has invested significantly in the mine and plant operations, improving safety programs, changing the workplace culture, increasing supervision and investing capital to improve productivity and reducing mine dilution. Included in the capital investment is significant exploration to fuel new discoveries and future mine expansions. The two year operational turn-around program has been bearing fruit, with production grades climbing, the lost time accident rate falling and operating costs declining in recent quarters. The costs per tonne during Q2 and Q3, 2013 significantly increased from Q1, 2013 due to the scheduled slowdown of production while management focused on the completion of the plant refurbishment and the severance of 354 on-site employees. Management is continuing to evaluate potential optimization strategies, while focusing on higher grade ore zones to improve economics during periods of lower metal prices.

Exploration Results

In January 2013, Endeavour commenced an aggressive $16.3 million surface exploration drill program to test multiple exploration targets at its three mining districts and five district scale exploration properties. A total of 78,500 metres of surface drilling was planned to test approximately 24 exploration targets. During Q2, 2013, the sharp drop in precious metal prices prompted management to reduce the size of the 2013 exploration program by 25%. The amended 2013 program includes 42,000 planned metres drilled for an estimated $12.1 million.

At Bolañitos, the Company continued drilling at the nearby Belen prospect as well as along the La Luz vein system northwest of the Lucero mine. The La Luz drilling resulted in the delineation of three mineralized zones at the Asuncion, La Luz Central and Plateros prospects, the first two which are readily accessible for exploitation from nearby historic workings. These zones are gold-rich extensions of silver mineralized zones in the vicinity of historic mine workings that each extend 200 metres long and 100 metres deep.

At Guanaceví, one drill rig continued testing the Milache property six kilometres northwest of the plant to more fully delineate the high-grade, silver-gold mineralization discovered on the Santa Cruz vein. The Company announced in November 2012 that drilling had extended the mineralized zone 300 metres long by 250 metres deep..

At El Cubo, drilling has tested several veins in and around the old mines, and more recently along the Villalpando vein system south of the active mines. The drilling resulted in the intersection of high grade gold-silver mineralization in two veins near historic mine workings in the Asuncion area of the Villapando vein system. The new mineralized zones extend about 200 metres long by 100 metres deep and have already been accessed by an underground cross cut. Several high priority targets have been identified south of the active mines at El Cubo and will be drilled in future years when surface permits are received.

At San Sebastián, Endeavour announced a significant new resource in the Terronera vein in Q1, 2013 and drilling continues to focus on increasing the resource so that the deposit is large enough to enter into economic evaluation and environmental permitting in 2014. During the first half of 2013, the Company infill drilled the southeast half of the known mineralized zone. With the Terronera vein essentially wide open along strike, and many other outcropping veins yet to be drilled, management views San Sebastián as having the potential to become a high grade, silver-gold, underground mine.

At the Panuco property, drilling in Q2, 2013 continued with geologically interesting but not yet economically viable results. The Panuco property is sandwiched between the La Preciosa property of Orko Silver to the southeast and the San Lucas property of Oremex Silver to the northwest, which was optioned in 2012. The Panuco property has excellent exploration potential both for bulk tonnage, open pit and high-grade, underground silver-gold deposits.

At the El Inca properties in northern Chile, surface mapping and target identification were completed in Q1, 2013 and drilling commenced in Q2, 2013. The El Inca properties have exploration potential for both bulk tonnage, open pit silver-lead-zinc mines like San Cristobal and high-grade, underground silver-gold mines like El Penon (south of El Inca in Chile) and open pit, porphyry copper mines like Chuquicamata. The drilling confirmed the geological potential for a bulk tonnage target, however there were no significant results during the first phase of drilling.

Consolidated Financial Results

Three months ended September 30, 2013 compared with the three months ended September 30, 2012

For the three-month period ended September 30, 2013, the Company’s mine operating earnings were $21.7 million (2012: $17.1 million) on sales of $67.8 million (2012: $51.9 million) with cost of sales of $46.1 million (2012: $34.8 million).

The operating earnings were $17.4 million (2012: $10.8 million) after exploration costs of $1.8 million (2012: $3.4 million) and general and administrative costs of $2.5 million (2012: $2.9 million).

Earnings before taxes were $16.4 million (2012: $5.6 million) after mark-to-market loss on derivative liabilities (see adjusted earnings comment on page 16) of $0.6 million (2012: $1.7 million), a foreign exchange loss of $1.2 million (2012: gain of $1.8 million), a mark-to-market loss on contingent liabilities of $0.1 million (2012: $5.0 million), investment and other income of $1.2 million (2012: loss of $0.1 million) and finance costs of $0.3 million (2012: $0.2 million). The Company realized net earnings for the period of $12.3 million (2012: $16 thousand) after an income tax provision of $401 million (2012: $5.6 million).

Sales of $67.8 million for the period represent a 31% increase over the $51.9 million for the same period in 2012. There was a 31% increase in silver ounces sold with a 21% decrease in the realized silver price resulting in a 3% increase in silver sales, and there was a 133% increase in gold ounces sold with a 14% decrease in realized gold prices resulting in a 101% increase in gold sales. During the period, the Company sold 1,693,989 oz silver and 20,958 oz gold, for realized prices of $22.60 and $1,409 per oz respectively, compared to sales of 1,294,241 oz silver and 8,984 oz gold, for realized prices of $28.72 and $1,637 per oz respectively, in the same period of 2012. The realized prices of silver and gold during the period were within 6% of the average silver spot price during the period of $21.40 and the average gold spot price during the period of $1,328, with differences due to the timing of sales and the mark-to-market for the concentrate sales that are pending finalization.

The Company accumulated 385,126 oz silver and 2,473 oz gold finished goods at September 30, 2013 compared to 255,260 oz silver and 1,320 oz gold at June 30, 2013. The cost allocated to these finished goods is $10.2 million, net of a $0.7 million write down of the El Cubo finished goods, compared to $5.7 million, net of a $0.5 million write-down of the El Cubo finished goods and a $1.0 million write down of the Guanaceví finished goods, at June 30, 2013.

Cost of sales for the period was $46.1million, an increase of 47% over the cost of sales of $31.4 million for the same period of 2012. The 47% increase was a result of a number of factors. The Company sold 31% more silver ounces during the period compared to the comparative period, experienced a 98% increase in amortization and depletion as the Company had higher accumulated cost bases, and the Company experienced additional labour cost pressures at both the Guanaceví and Bolañitos operations as well as increases in other input cost. Furthermore, the Company acquired the El Cubo mine in Q3, 2012, a high cost operation which has been operating at a loss since acquisition, resulting in a reduced gross margin on a consolidated basis. During the current period the Company took an inventory write down to net realizable value of $0.7 million at the El Cubo mine. The write down for El Cubo was comprised of a write down of finished goods. During the same period in 2012, the Company took an inventory write down to net realizable value of $3.3 million at the El Cubo mine comprised of both write downs in finished goods and work in process inventories. At September 30, 2013 the Company experienced a full recovery of the $3.4 million write down taken at June 30, 2013of Guanaceví stockpile inventory.

Exploration expenses decreased in Q3, 2013 to $1.8 million from $3.4 million in the same period of 2012 based on both the timing of the exploration activities and the reduction of exploration activities in the current year. During Q2, 2013, the sharp drop in precious metal prices prompted management to reduce the size of the 2013 exploration program by 25%. General and administrative expenses decreased to $2.5 million for the period as compared to $2.9 million in the same period of 2012 primarily due to decreased corporate development costs, legal and human resource costs.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different from the functional currency of the Company. During the period, there was a mark-to-market loss on derivative liabilities (see adjusted earnings comment on page 16) of $0.6 million, while the same period in 2012 had a mark-to-market loss on derivative liabilities of $1.7 million. The loss in the current period was a reflection of the Company’s share price increasing from CAN$3.64 at June 30, 2013 to CAN$4.42 at September 30, 2013.

The mark-to-market loss on the contingent liability was a result of a revaluation, based on the Monte Carlo model, of the contingent consideration related to the acquisition of Mexgold (El Cubo). An increase in the gold price and movement in the forward curve resulted in a $0.1 million mark-to-market loss during Q3, 2013 while the same period in 2012 had a mark-to-market loss on the contingent liability of $5.0 million.

The Company experienced a foreign exchange loss of $1.2 million during the period compared to a gain of $1.8 million for the same period of 2012. The $1.2 million gain was primarily due to the weakening of the Mexican peso against the US dollar during the period, which resulted in lower valuations on the Mexican peso cash and receivable amounts and the Mexican peso denominated inventory amounts.

There was an income tax provision of $4.1 million during the period compared to $5.6 million for the same period of 2012 due to a decrease in the deferred tax provision the ,offset by $1.2 million in expense recognized in the current period on the settlement of tax disputes.

Nine months ended September 30, 2013 compared with the nine months ended September 30, 2012

For the nine-month period ended September 30, 2013, the Company’s mine operating earnings were $47.0 million (2012: $60.1 million) on sales of $208.9 million (2012: $141.4 million) with cost of sales of $161.9 million (2012: $81.3 million).

Operating earnings were $26.6 million (2012: $43.2 million) after exploration costs of $11.0 million (2012: $7.3 million) and general and administrative costs of $9.4 million (2012: $9.6 million).

Earnings before taxes were $37.9 million (2012: $42.8 million) after mark-to-market gain on derivative liabilities (see adjusted earnings comment on page 16) of $3.2 million (2012: $47 thousand), a foreign exchange expense of $2.2 million (2012: gain of $3.0 million), a mark-to-market gain on contingent liabilities of $7.8 million (2012: mark-to-market loss of $5.0 million), investment and other income of $3.6 million (2012: $1.8 million) and finance costs of $1.1 million (2012: $0.2 million). The Company realized net earnings for the period of $26.3 million (2012: $27.3 million) after an income tax provision of $11.6 million (2012: $15.5 million).

Sales of $208.9 million for the period represented a 48% increase over the $141.4 million for the same period in 2012. There was a 44% increase in silver ounces sold with a 20% decrease in the realized silver price resulting in a 15% increase in silver sales, and there was a 181% increase in gold ounces sold with 14% decrease in realized gold prices resulting in a 142% increase in gold sales. During the period, the Company sold 4,996,637 oz silver and 62,159 oz gold, for realized prices of $24.22 and $1,415 per oz respectively, compared to sales of 3,469,241 oz silver and 22,130 oz gold, for realized prices of $30.26 and $1,644 per oz respectively, in the same period of 2012. The realized prices of silver and gold during the period were within 3% of the average silver spot price during the period of $24.8 and average gold spot price during the period of $1,455, with differences due to the timing of sales and the mark-to-market for the concentrate sales that are pending finalization.

The Company accumulated 385,126 oz silver and 2,473 oz gold finished goods at September 30, 2013 compared to 611,661 oz silver and 8,934 oz gold at December 31, 2012. The cost allocated to these finished goods is $10.2 million, net of a $0.7 million write down of the El Cubo finished, compared to $18.7 million, net of a $1.5 million write-down of the El Cubo finished goods, at December 31, 2012.

In 2012, the increased significance of Bolañitos substantially increased the inventory held as concentrate at December 31, 2012. During 2013 the Company has executed contracts to sell a significant portion of Bolañitos concentrate rather than leaching the concentrates at the Company’s leach facilities at Guanaceví and El Cubo, improving the recovery of contained metal but also raising the processing costs per tonne. However, the net cost produced is comparable to the leach cost.

Cost of sales for the period was $161.9 million, an increase of 99% over the cost of sales of $81.3 million for the same period of 2012. The 99% increase in the cost of sales was due to a number of factors. The Company sold 44% more silver ounces during the period compared to the comparative period, and experienced a 97% increase in amortization and depletion as the Company had higher accumulated cost bases. In addition, the Company experienced additional labour cost pressures at both the Guanaceví and Bolañitos operations as well as increases in other input costs. Furthermore, the Company acquired the El Cubo mine in Q3, 2012, a high cost operation which has been operating at a loss since acquisition, resulting in a reduced gross margin on a consolidated basis. During the period the Company took inventory write downs to net realizable value (“NRV”) of $4.2 million at the El Cubo mine and $1.0 million at the Guanaceví mine. The write down for El Cubo was comprised of write downs of both finished goods and work in process inventories, while the write down for Guanaceví was comprised of finished goods.

During the same period in 2012, the Company too an inventory write down to net realizable value of $3.3 million at the El Cubo mine comprised of both write downs in finished goods and work in process inventories.

Exploration expenses increased to $11.0 million from $7.3 million in the same period of 2012 based on the timing of the exploration activities, the addition of exploration activities at the El Cubo mine and a more aggressive exploration program in early 2013. General and administrative expenses decreased to $9.4 million for the period compared to $9.6 million in the same period of 2012 primarily due to slightly decreased corporate development costs, legal and insurance fees and human resource costs.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different from the functional currency of the Company. During the period, there was a mark-to-market gain on derivative liabilities (see adjusted earnings comment on page 16) of $3.2 million, while the same period in 2012 had a mark-to-market gain on derivative liabilities of $47 thousand. The gain was a reflection of the Company’s share price decreasing from CAN$7.84 at December 31, 2012 to CAN$4.42 at September 30, 2013.

The mark-to-market gain on the contingent liability was a result of a revaluation, based on the Monte Carlo model, of the contingent consideration related to the acquisition of Mexgold (El Cubo). A decrease in the gold price and movement in the forward curve resulted in a $7.8 million mark-to-market gain during the first three quarters of 2013, while the same period in 2012 had a mark-to-market loss on the contingent liability of $5.0 million.

The Company experienced a foreign exchange loss of $2.2 million during the period compared to a gain of $3.0 million for the same period of 2012. The $2.2 million loss was primarily due to the weakening of the Mexican peso against the US dollar during the period, which resulted in lower valuations on the Mexican peso cash and receivable amounts and the Mexican peso denominated inventory amounts.

There was an income tax provision of $11.6 million during the period compared to $15.5 million for the same period of 2012 due to the decrease in deferred tax expense during the period compared to the same period in 2012, offset by $1.2 million recognized in the current period on the settlement of tax disputes.

NON-IFRS MEASURES

Adjusted earnings and adjusted EPS are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different from the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. Adjusted earnings are used by management and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended Sept. 30		Nine months ended Sept. 30
	2013	2012	2013	2012
Net earnings (loss) for the period	$12,297	$16	$26,293	$27,296
Mark-to-market loss/(gain) on derivative liabilities	679	1,728	(3,159)	(47)
Adjusted net earnings (loss)	$12,976	$1,744	$23,134	$27,249
Basic weighted average share outstanding	99,741,010	97,666,618	99,704,100	91,159,694
Adjusted net earnings (loss) per share	$0.13	$0.02	$0.23	$0.30

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended Sept. 30		Nine months ended Sept. 30
	2013	2012	2013	2012
Mine operating earnings operating earnings	$21,748	$17,097	$47,054	$60,034
Share-based compensation	131	146	408	421
Amortization and depletion	12,566	6,353	37,789	19,177
Write down (recovery) of inventory to net realizable value	(2,668)	-	5,210	-
Mine operating cash flow before taxes	$31,777	$23,596	$90,461	$79,632

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended Sept. 30		Nine months ended Sept. 30
	2013	2012	2013	2012
Cash from operating activities	$22,030	$15,344	$51,246	$56,333
Net changes in non-cash working capital	(3,881)	(3,979)	(12,389)	(6,244)
Operating cash flow before working capital adjustments	$25,911	$19,323	$63,635	$62,577

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended Sept. 30		Nine months ended Sept. 30
	2013	2012	2013	2012
Operating cash flow before working capital adjustments	$25,911	$15,344	$51,246	$56,333
Weighted average shares outstanding	99,741,010	97,666,618	99,704,100	91,159,694
Operating cash flow before WC changes per share	$0.26	$0.16	$0.51	$0.62

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA differently.

Expressed in thousands US dollars	Three months ended Sept. 30		Nine months ended Sept. 30
	2013	2012	2013	2012
Net earnings (loss) for the period	12,297	16	26,293	27,296
Amortization and depletion – cost of sales	12,566	6,353	37,789	19,177
Amortization and depletion – exploration	34	32	101	91
Amortization and depletion – general & admin	48	42	134	86
Finance costs	313	181	1,091	191
Current income tax expense	2,729	3,420	8,928	9,903
Deferred income tax expense	1,341	2,185	2,636	5,595
Earnings before interest, taxes and amortization	$29,328	$12,229	$76,972	$62,339

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

	Three Months Ended September 30, 2013				Three Months Ended September 30, 2012
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$10,159	$15,509	$10,070	$35,738	$12,604	$9,460	$2,421	$24,485
Royalties	287	-	-	287	454	-	-	454
Opening finished goods	(3,160)	(753)	(344)	(4,257)	(5,916)	(8,573)	-	(14,489)
NRV cost adjustment	-	-	1,422	1,422	-	-	-	0
Closing finished goods	4,651	589	2,057	7,297	3,891	8,183	3,971	16,045
Direct production costs	11,937	15,345	13,205	40,487	11,033	9,070	6,392	26,495
By-product gold sales	(2,178)	(21,696)	(5,650)	(29,524)	(4,158)	(8,757)	(1,792)	(14,707)
Opening gold inventory fair market value	457	899	218	1,574	1,306	8,474	-	9,780
Closing gold inventory fair market value	(1,025)	(689)	(1,565)	(3,279)	(1,669)	(13,070)	(1,527)	(16,266)
Cash costs net of by-product	9,191	(6,141)	6,208	9,258	6,512	(4,283)	3,073	5,302
Amortization and depletion	3,618	3,356	5,592	12,566	3,130	2,363	859	6,352
Stock-based compensation	43	44	44	131	72	74	0	146
Opening finished goods depletion	(1,113)	(198)	(137)	(1,448)	(1,617)	(2,154)	(32)	(3,803)
NRV cost adjustment	-	-	257	257	-	-	-	-
Closing finished goods depletion	1,545	162	1,222	2,929	1,700	1,771	3,381	6,852
Total production costs	$13,284	($2,777)	$13,186	$23,693	$9,797	($2,229)	$7,281	$14,849

Throughput tonnes	107,480	181,442	100,168	389,090	108,343	117,271	80,550	306,164
Payable silver ounces	707,929	758,239	333,527	1,799,695	592,302	429,054	105,197	1,126,553

Cash costs per ounce	$12.98	($8.10)	$18.61	$5.14	$10.99	($9.98)	$29.21	$4.70
Total production costs per oz	$18.76	($3.66)	$39.54	$13.17	$16.54	($5.20)	$69.21	$13.18
Direct production costs per tonne	$111.06	$84.57	$131.83	$104.06	$101.83	$77.34	$119.32	$97.05

	Nine Months Ended Sep 30, 2013				Nine Months Ended Sep 30, 2012
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$30,376	$54,741	$32,256	$117,373	$34,963	$19,602	$2,421	$56,986
Royalties	1,093	-	-	1,093	1,397	-	-	1,397
Opening finished goods	(1,626)	(10,442)	(2,305)	(14,373)	(7,865)	(4,636)	-	(12,501)
NRV cost adjustment	-	-	3,368	3,368	-	-	-	0
Closing finished goods	4,651	589	2,057	7,297	3,891	8,183	3,971	16,045
Direct production costs	34,494	44,888	35,376	114,758	32,386	23,149	6,392	61,927
By-product gold sales	(5,790)	(65,264)	(16,871)	(87,925)	(11,142)	(23,443)	(1,792)	(36,377)
Opening gold inventory fair market value	455	12,789	1,560	14,804	1,577	6,701	NA	8,278
Closing gold inventory fair market value	(1,025)	(688)	(1,565)	(3,278)	(1,669)	(13,070)	(1,527)	(16,266)
Cash costs net of by-product	28,134	(8,275)	18,500	38,359	21,152	(6,663)	3,073	17,562
Amortization and depletion	10,012	11,358	16,419	37,789	9,942	8,376	859	19,177
Stock-based compensation	136	136	136	408	204	217	-	421
NRV cost adjustment	-	-	257	257	-	-	-	-
Opening finished goods depletion	(444)	(2,698)	(1,176)	(4,318)	(1,830)	(4,005)	(32)	(5,867)
Closing finished goods depletion	1,545	162	1,222	2,929	1,700	1,771	3,381	6,852
Total production costs	$39,383	$683	$35,358	$75,424	$31,168	($304)	$7,281	$38,145

Throughput tonnes	314,914	551,414	292,176	1,158,504	307,513	314,846	80,550	702,909
Payable silver ounces	1,891,625	2,082,918	764,685	4,739,228	1,974,789	1,137,958	105,197	3,217,944

Cash costs per ounce	$14.87	($3.97)	$24.19	$8.09	$10.71	($5.86)	$29.21	$5.46
Total production costs per oz	$20.82	$0.33	$46.24	$15.91	$15.78	($0.27)	$69.21	$11.85
Direct production costs per tonne	$109.53	$81.41	$121.08	$99.06	$105.32	$73.52	$119.32	$88.10

All-in sustaining costs per ounce and all-in costs per ounces are measures developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

	Three Months Ended September 30, 2013				Three Months Ended September 30, 2012
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs	$9,191	($6,141)	$6,208	$9,258	$6,512	($4,283)	$3,073	$5,302
Operations stock based compensation	43	44	44	131	72	74	0	146
Corporate general and administrative	671	719	316	1,707	1,082	784	192	2,058
Corporate stock based compensation	279	299	131	709	394	286	70	750
Reclamation - amortization/accretion	4	1	5	10	4	1	6	11
Mine site expensed exploration	229	135	469	833	666	1,631	102	2,399
Capital expenditures sustaining	3,158	2,449	3,589	9,196	4,674	4,789	3,811	13,274
All In Sustaining Costs	$13,575	($2,494)	$10,763	$21,844	$13,404	$3,281	$7,254	$23,940
Growth exploration				987				989
Growth capital expenditures				9,383				4,975
All In Costs				$32,214				$29,904

Throughput tonnes	107,480	181,442	100,168	389,090	108,343	117,271	80,550	306,164
Payable silver ounces	707,929	758,239	333,527	1,799,695	592,302	429,054	105,197	1,126,553

Sustaining cost per ounce	$19.18	($3.29)	$32.27	$12.14	$22.63	$7.65	$68.96	$21.25
All In costs per ounce				$17.90				$26.54

	Nine Months Ended September 30, 2013				Nine Months Ended September 30, 2012
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs	$28,134	($8,275)	$18,500	$38,359	$21,152	($6,663)	$3,073	$17,562
Operations stock based compensation	136	136	136	408	204	217	0	421
Corporate general and administrative	2,770	3,051	1,120	6,941	3,852	3,834	1,312	8,999
Corporate stock based compensation	920	1,013	372	2,305	1,845	1,063	98	3,007
Reclamation - amortization/accretion	12	3	15	30	12	3	6	21
Mine site expensed exploration	1,630	2,082	2,222	5,934	1,742	4,164	102	6,008
Capital expenditures sustaining	13,352	17,956	10,896	42,204	13,738	12,666	3,811	30,215
All In Sustaining Costs	$46,954	$15,966	$33,261	$96,181	$42,546	$15,285	$8,402	$66,233
Growth exploration				4,976				1,243
Growth capital expenditures				36,732				48,721
All In Costs				$137,889				$116,197

Throughput tonnes	314,914	551,414	292,176	1,158,504	307,513	314,846	80,550	702,909
Payable silver ounces	1,891,625	2,082,918	764,685	4,739,228	1,974,789	1,137,958	105,197	3,217,944

Sustaining cost per ounce	$24.82	$7.67	$43.50	$20.29	$21.54	$13.43	$79.87	$20.58
All In costs per ounce				$29.10				$36.11

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group , but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

	Three Months Ended September 30, 2013				Three Months Ended September 30, 2012
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$10,159	$15,509	$10,070	$35,738	$12,604	$9,460	$2,421	$24,485
Royalties	287	-	-	287	454	-	-	454
Opening finished goods	(3,160)	(753)	(344)	(4,257)	(5,916)	(8,573)	-	(14,489)
NRV cost adjustment	-	-	1,422	1,422	-	-	-	0
Closing finished goods	4,651	589	2,057	7,297	3,891	8,183	3,971	16,045
Direct production costs	11,937	15,345	13,205	40,487	11,033	9,070	6,392	26,495

Silver production	715,080	794,734	346,032	1,855,846	598,285	433,388	106,260	1,137,933
Average realized silver price	22.60	22.60	22.60	22.60	28.72	28.72	28.72	28.72
Silver value	16,160,808	17,960,988	7,820,323	41,942,120	17,182,745	12,446,903	3,051,787	32,681,436

Gold production	1,977	15,869	5,101	22,947	2,667	7,363	1,724	11,754
Average realized gold price	1,409	1,409	1,409	1,409	1,637	1,637	1,637	1,637
Gold value	2,785,593	22,359,421	7,187,309	32,332,323	4,365,879	12,053,231	2,822,188	19,241,298

Total metal value	18,946,401	40,320,409	15,007,632	74,274,443	21,548,624	24,500,134	5,873,975	51,922,734
Pro-rated silver costs	85%	45%	52%	56%	80%	51%	52%	63%
Pro-rated gold costs	15%	55%	48%	44%	20%	49%	48%	37%

Silver co-product cash costs	$14.24	$8.60	$19.89	$12.32	$14.70	$10.63	$31.25	$14.66
Gold co-product cash costs	$887.73	$536.23	$1,239.76	$768.05	$838.15	$606.02	$1,781.37	$835.32

	Nine Months Ended Sep 30, 2013				Nine Months Ended Sep 30, 2012
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$30,376	$54,741	$32,256	$117,373	$34,963	$19,602	$2,421	$56,986
Royalties	1,093	-	-	1,093	1,397	-	-	1,397
Opening finished goods	(1,626)	(10,442)	(2,305)	(14,373)	(7,865)	(4,636)	-	(12,501)
NRV cost adjustment	-	-	3,368	3,368	-	-	-	0
Closing finished goods	4,651	589	2,057	7,297	3,891	8,183	3,971	16,045
Direct production costs	34,494	44,888	35,376	114,758	32,386	23,149	6,392	61,927

Silver production	1,910,732	2,183,802	786,901	4,881,435	1,994,736	1,149,454	106,260	3,250,450
Average realized silver price	25.05	25.05	25.05	25.05	30.31	30.31	28.72	30.26
Silver value	47,863,837	54,704,240	19,711,870	122,279,947	60,460,448	34,839,951	3,051,787	98,358,617

Gold production	4,510	41,510	11,874	57,894	6,786	17,260	1,724	25,770
Average realized gold price	1,417	1,417	1,417	1,417	1,645	1,645	1,637	1,644
Gold value	6,390,670	58,819,670	16,825,458	82,035,798	11,162,970	28,392,700	2,822,188	42,365,880

Total metal value	54,254,507	113,523,910	36,537,328	204,315,745	71,623,418	63,232,651	5,873,975	140,724,497
Pro-rated silver costs	88%	48%	54%	60%	84%	55%	52%	70%
Pro-rated gold costs	12%	52%	46%	40%	16%	45%	48%	30%

Silver co-product cash costs	$15.93	$9.90	$24.25	$14.07	$13.71	$11.10	$31.25	$13.32
Gold co-product cash costs	$900.90	$560.29	$1,371.96	$795.89	$743.82	$602.22	$1,781.37	$723.46

SUMMARY OF QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

(tables in thousands of US dollars except per share amounts)

	2013			2012				2011
Quarterly Results	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$67,803	$71,250	$69,873	$66,719	$51,880	$40,434	$49,046	$17,506	$38,776
Direct cost	35,739	44,746	36,887	34,814	24,485	15,890	16,611	5,944	10,997
Royalties	287	356	450	469	454	482	461	516	636
Mine operating cash flow	31,777	26,148	32,536	31,436	26,941	24,062	31,974	11,046	27,143
Share-based compensation	131	202	75	124	146	216	59	129	170
Amortization and depletion	12,566	13,149	12,074	10,517	6,353	4,328	8,496	4,063	4,841
Write down on inventory	(2,668)	6,383	1,495	2,876	3,345	-	-	-	-
Mine operating earnings	$21,748	$6,414	$18,892	$17,919	$17,097	$19,518	$23,419	$6,854	$22,132

Net earnings (loss)	$12,297	($361)	$14,357	$14,821	$16	$7,505	$19,775	($1,793)	$3,097
(Gain) Loss on derivative liability	679	(2,386)	(1,452)	(1,881)	1,728	1,632	(143)	250	5,777
Adjusted earnings (loss)	$12,976	($2,747)	$12,905	$12,940	$1,744	$5,873	$19,632	($1,543)	$8,874

Basic earnings (loss) per share	$0.12	$0.00	$0.14	$0.15	$0.00	$0.09	$0.23	($0.03)	$0.04
Diluted earnings (loss) per share	$0.12	$0.00	$0.13	$0.13	$0.00	$0.06	$0.22	($0.03)	$0.04
Adjusted earnings (loss) per share	$0.13	($0.03)	$0.13	$0.13	$0.02	$0.06	$0.22	($0.03)	$0.10
Weighted shares outstanding	99,741,010	99,710,933	99,660,016	99,539,282	97,666,618	87,999,495	87,728,391	87,241,132	85,159,320

Net earnings (loss)	$12,297	($361)	$14,357	$14,821	$16	$7,505	$19,775	($1,793)	$3,097
Amortization and depletion	12,648	13,228	12,148	10,599	6,426	4,386	8,541	4,127	4,885
Finance costs	313	531	247	293	181	5	5	7	8
Current income tax	2,729	4,363	1,836	5,932	3,419	1,713	4,769	(40)	1,557
Deferred income tax	1,341	(1,158)	2,453	(3,460)	2,185	2,788	623	583	4,293
EBITDA	$29,328	$16,603	$31,041	$28,185	$12,227	$16,397	$33,713	$2,884	$13,840

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2013			2012				2011
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	389,090	393,070	376,344	362,779	306,164	202,987	193,759	184,381	138,592
Guanaceví	107,480	100,781	106,653	110,763	108,343	100,208	98,963	98,716	87,662
Bolañitos	181,442	202,472	167,500	161,841	117,271	102,779	94,796	85,665	50,930
El Cubo	100,168	89,817	102,191	90,175	80,550	NA	NA	NA	NA
Silver ounces	1,855,846	1,535,873	1,489,746	1,235,026	1,137,933	1,040,026	1,072,491	1,120,781	858,738
Guanaceví	715,080	555,036	640,616	518,207	598,285	669,754	726,697	753,353	647,397
Bolañitos	794,734	810,414	578,654	518,674	433,388	370,272	345,794	367,428	211,341
El Cubo	346,032	170,423	270,446	198,145	106,260	NA	NA	NA	NA
Silver grade	171	165	154	151	161	208	229	252	263
Guanaceví	265	240	233	215	227	269	292	320	305
Bolañitos	147	160	135	140	148	149	163	173	190
El Cubo	112	93	103	96	92	NA	NA	NA	NA
Silver recovery	86.7	73.6	79.9	70.1	71.8	76.5	75.2	75	73.4
Guanaceví	78.0	71.3	80.2	67.7	75.7	77.4	78.2	74.2	75.3
Bolañitos	92.5	77.8	79.8	71.3	77.7	75.2	69.5	77.1	67.9
El Cubo	95.6	63.5	79.9	71.2	44.6	NA	NA	NA	NA
Gold ounces	22,947	19,914	15,032	12,917	11,754	7,695	6,321	7,045	4,926
Guanaceví	1,977	1,590	942	1,088	2,667	2,499	1,620	1,550	1,933
Bolañitos	15,869	15,751	9,891	8,660	7,363	5,196	4,701	5,494	2,993
El Cubo	5,101	2,574	4,199	3,169	1,724	NA	NA	NA	NA
Gold grade	1.89	1.96	1.51	1.55	1.49	1.47	1.33	1.45	1.47
Guanaceví	0.70	0.68	0.34	0.69	0.87	0.87	0.6	0.56	0.83
Bolañitos	2.75	2.84	2.27	2.2	2.39	2.05	2.1	2.48	2.57
El Cubo	1.62	1.41	1.48	1.42	1.42	NA	NA	NA	NA
Gold recovery	96.9	80.4	82.3	71.7	80.1	80.3	76.2	82	75.2
Guanaceví	82.1	72.6	80.8	44.3	88	89.2	85.3	87.2	82.6
Bolañitos	98.9	85.2	81	75.8	81.7	76.6	73.6	80.3	71.1
El Cubo	97.8	63.2	86.4	77	46.9	NA	NA	NA	NA
Cash costs per oz	$5.14	$10.53	$10.04	$12.25	$4.70	$5.46	$6.26	$4.05	$5.03
Guanaceví	$12.98	$16.59	$16.70	$18.20	$10.99	$8.64	$12.38	$9.82	$9.61
Bolañitos	($8.10)	($2.74)	($0.06)	($3.73)	($9.98)	($0.31)	($6.63)	($7.77)	($9.02)
El Cubo	$18.61	$52.41	$15.30	$38.52	$29.21	NA	NA	NA	NA
Total cost per oz(1)	$13.17	$18.18	$18.24	$20.84	$13.18	$9.98	$12.27	$11.40	$11.90
Guanaceví	$18.76	$23.34	$22.56	$23.89	$16.54	$13.01	$17.73	$14.40	$14.33
Bolañitos	($3.66)	$1.28	$4.45	$1.59	($5.20)	$4.50	$0.10	$5.23	$4.46
El Cubo	$39.54	$80.16	$35.71	$49.30	$69.20	NA	NA	NA	NA
Costs per tonne	$104.06	$96.45	$99.63	$92.86	$97.04	$86.32	$92.44	$84.14	$91.47
Guanaceví	$111.06	$111.21	$113.61	$99.70	$101.82	$100.81	$113.69	$99.41	$107.05
Bolañitos	$84.57	$75.50	$85.10	$75.66	$77.34	$72.18	$70.26	$66.54	$64.66
El Cubo	$131.83	$127.11	$108.85	$115.25	$119.32	NA	NA	NA	NA

(1) Total Production Cost per ounce

KEY ECONOMIC TRENDS

Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of silver and gold. During Q3, 2013, the average price of silver was $21.37 per ounce, with silver trading between a range of $19.10 and $24.74 per ounce based on the London Fix silver price. This compares to an average of $29.91 per ounce during Q3, 2012, with a low of $26.67 and a high of $34.71 per ounce. During Q3, 2013, the Company realized an average price of $22.60 per ounce compared with $28.72 for the corresponding period in 2012.

During Q3, 2013, the average price of gold was $1,328 per ounce, with gold trading between a range of $1,213 and $1,419 per ounce based on the London Fix PM gold price. This compares to an average of $1,655 per ounce during Q3, 2012, with a low of $1,556 and a high of $1,785 per ounce. During Q3, 2013, the Company realized an average price of $1,238 per ounce compared with $1,409 for the corresponding period in 2012.

The major influences on the precious metals prices during Q3, 2013 included weaker investment demand, selling from gold exchange traded funds, as well as strong US equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, the precious metal prices were also affected by an expectation of improving economic conditions, which could reduce the US Federal Reserve’s quantitative easing program. A sustained period at current metal prices will have a significant impact on the Company’s financial position, performance and liquidity, as well as on the carrying value of the Company’s cash generating units.

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated Mexican pesos. The corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the US dollar strengthens, these currencies weaken, and as the US dollar weakens, these foreign currencies strengthen.

During Q2, 2013, the Mexican peso reversed its appreciation trend and depreciated relative to the US dollar. During Q3, 2013, the average foreign exchange rate was $12.90 Mexican Pesos per U.S. dollar, with the peso trading between a range of $13.37 and $12.48. This compares to an average of $13.15 during Q3, 2012, with a range of 13.46 and $12.80 Mexican peso per US dollar.

During Q3, 2013, the Canadian dollar continued to depreciate relative to the US dollar. During Q3, 2013, the average foreign exchange rate was $1.0391 Canadian dollar per U.S. dollar, with the Canadian dollar trading between a range of $1.0531 and $1.0295. This compares to an average of $0.9955 during Q3, 2012, with a low of 0.9740 and a high of 1.019 US dollar per Canadian dollar.

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.

QUARTERLY OUTLOOK

Production Outlook

Endeavour is on track to deliver another year of strong organic growth in 2013. First Half production was well ahead of planned production according to the Company’s original guidance of 5.0 -5.3 million oz silver and 46,000-49,000 oz gold for the year. In September, the Company updated production guidance, forecasting 6.0 million silver ounces and 68,000 gold ounces. On a silver equivalent basis, using a conversion ratio of 60:1, 2013 production is forecasted to exceed 10 million silver ounces, up 45% from 2012.

With the sharp decline of silver and gold prices this year, management implemented cost reductions and revised its 2013 financial plan in response to reduced metal price expectations for the year. Metal production was not expected to be impacted by these measures but the anticipated reduced value of Endeavour’s gold by-product credits was estimated to negatively impact cash cost guidance. The cash costs were not negatively impacted because of the increasing significance of the Bolañitos operations which is expected to continue into the fourth quarter.

Endeavour’s capital, exploration, operating and administrative cost reductions included work force reductions which resulted in one time severance costs during the Second and Third Quarters of 2013. These cost reductions should benefit both cash and all-in operating costs starting in Q4, 2013 assuming current metal prices.

Endeavour management will continue monitoring the precious metals markets and our mine optimization programs in preparation of the 2014 mine plans. The Company has been very proactive in revising its plans to navigate this lower price environment and will continue to be responsive to any significant new changes in metal prices.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents have increased from $18.6 million at December 31, 2012 to $25.2 million at September 30, 2013. The Company had working capital of $26.8 million at September 30, 2013 (December 31, 2012 - $50.9 million). The $24.1 million decrease in working capital is primarily a result of an increase in the revolving credit facility of $30.0 million, which was used towards expenditures on property, plant and equipment and an increase in cash of $6.6 million.

Operating activities provided cash of $51.2 million during the first three quarters of 2013 compared to providing $56.3 million during the same period in 2012. The significant non-cash adjustments to net earnings of $26.3 million were for amortization and depletion of $38.0 million, share-based compensation of $2.6 million, a gain on the sale of marketable securities of $1.8 million, a deferred income tax provision of $2.8 million, a mark-to-market gain on contingent liabilities of $7.8 million, a mark-to-market gain on derivative liabilities of $3.2 million, the write down of inventory to net realizable value of $5.2 million, finance costs of $0.7 million and a change in non-cash working capital of $12.4 million. The change in non-cash working capital was primarily due to an increase in accounts receivable due to third party sales of the Bolañitos and El Cubo concentrate and a reduction in accounts payable and income tax payable, offset by a reduction in inventories and prepaid expenses.

Investing activities during the period used $74.4 million as compared to $118.0 million in the same period of 2012, with $100 million in cash used towards the purchase of Mexgold in 2012. Investments in property, plant and equipment totaling $78.9 million compared to $39.5 million, primarily due to increased development and plant expansion expenditures at El Cubo. There was also $4.7 million in net receipts from short term investments compared to net receipts in short term investments of $22.5 million for the first three quarters of 2012.

The Company invested a total of $78.9 million in property, plant and equipment during the first half of 2013, with all of the amounts settled for cash. Approximately $13.4 million was invested at Guanaceví, with $8.4 million spent on mine development, $2.3 million spent on the refining facilities and $2.7 million on mine equipment. Guanaceví mine development included 4.3 kilometres of underground development, and the refining facilities expenditures included $0.7 million on new agitator and the tailing dam expansion.

Approximately $18.0 million was invested at Bolañitos, with $10.2 million spent on mine development, $2.6 million on the plant, $4.6 million on mine equipment and $0.6 million on office equipment, building upgrades and light vehicles. Bolañitos mine development included 6.0 kilometres of underground development, and plant expenditures were related to the engineering and expansion of tailings facilities. The mine equipment expenditure was to increase the mobile equipment fleet to meet the increased production.

Approximately $45.1 million was invested at El Cubo, with $10.9 million spent on mine development, $30.5 million on the plant rehabilitation and expansion, $3.4 million on mine equipment and $0.3 million on office equipment and building upgrades. El Cubo mine development included 8.3 kilometres of underground development.

The Company spent $2.4 million on exploration property costs and capital assets for the exploration and corporate offices. Of this amount, $2.0 million was spent on the final San Sebastián property payment.

As at September 30, 2013, the Company held no short-term investments and $2.3 million in available for sale investments consisting of marketable securities.

Financing activities during the first three quarters of 2013 generated $29.9 million, compared to $2.3 million during the same period in 2012. During 2013 the Company received $30.0 million in proceeds from the revolving line of credit, $0.4 million was realized from the exercise of stock options and $0.6 million paid in interest. During the same period in 2012, there was $1.1 million realized from the exercise of stock options and $1.4 million realized from the exercise of share purchase warrants.

As at September 30, 2013, the Company’s issued share capital was $358.2 million, representing 99,741,010 common shares, compared to $357.3 million, representing 99,541,522 common shares, at December 31, 2012. All of the 199,488 common shares issued during the period were issued upon stock option exercises.

As at September 30, 2013, the Company had options outstanding to purchase 5,701,550 common shares with a weighted average exercise price of CAN $5.26 and had share purchase warrants outstanding to purchase 1,249,597 common shares with a weighted average exercise price of CAN $1.94.

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over three years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví S.A de C.V., Minas Bolañitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation; the Company is in compliance with all such debt covenants as at September 30, 2013. As part of the credit agreement the capacity of the credit facility was reduced to $50.0 million on July 24, 2013. As of September 30, 2013, the Company had drawn $39.0 million on this facility. With the completion of the El Cubo re-construction, the Company expects to start reducing the outstanding balance in the second half of the year dependent on the metal price environment. Subsequent to September 30, 2013, the Company extended the Facility until July 24, 2016, reducing from $50 million to $25 million July 24, 2015.

On October 31st, 2013 the Mexico Senate passed tax reform legislation that will be effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. The final legislation will be published in the Mexican Official Gazette in November and is subject to final approval by the President of Mexico. The Company has yet to complete a detailed assessment of the final legislation, however the changes described above are expected to have a material impact on the Company’s future earnings and cash flows and there is potential that other changes not yet evaluated could have a material effect.

Contingencies

On February 18, 2013, the Mexican tax administration published temporary regulations on the tax amnesty program enacted in December 2012. Under the tax amnesty, available until May 31, 2013, taxpayers were able to settle tax liabilities for years 2006 and prior with forgiveness of up to 80% of the omitted tax and inflation adjustments and up to 100% of interest and penalties. Further, interest and penalties on qualified liabilities arising after 2007 will be eligible for a 100% forgiveness of penalties and interest.

Refinadora Plata Guanaceví SA de CV, a subsidiary of the Company, received a MXN$63 million (US$4.8 million) assessment on May 7, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of tax advisors and legal counsel, it was the Company’s view that it provided the appropriate documentation and support for the expenses however, the Company estimated a potential tax exposure of $425,000, plus additional interest and penalties of $460,000. On May 30, 2013, under the tax amnesty program the Company paid $561,000 to settle the dispute.

Metales Interamericanos S.A. de C.V., a subsidiary of Endeavour, acquired in the El Cubo transaction received a MXN$68 million (US$5.2 million) assessment on August 24, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. Based on the advice of legal counsel, it was the Company’s view the tax assessment has no legal merit and an appeals process was initiated in 2010. On May 30, 2013, under the tax amnesty program the Company paid $682,000 to settle the dispute.

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of the Company, received a MXN$238 million (US$18.3 million) assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit, however as a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements. The Company did not elect to use the tax amnesty and will continue the appeal process.

Capital Requirements

At the beginning of 2013 the Company planned to invest $44.9 million at El Cubo, $21.4 million at Bolañitos and $19.5 million at Guanaceví for a total of $85.8 million on capital projects in 2013, all which were anticipated to be covered by the Company’s 2013 cash flow and credit facility. During Q2, 2013, the precious metal prices dropped significantly, prompting management to defer $16.3 million in capital expenditures across the three operations. The capital deferrals should not impact forecasted production in 2013.

The original $44.8 million capital budget at El Cubo was primarily for rebuilding the El Tajo plant ($23.6 million), mine development and to purchase new underground mining equipment. The revised capital plan includes halting the construction of new administrative buildings and modifying other buildings to accommodate administration, delaying certain equipment purchases and reducing mine exploration for a total cost reduction of $4.0 million. As of September 30, 2013, the plant re-build was complete, with $29.6 million spent. In the first half the Company spent $10.9 million on 8.3 kilometres of underground development, 22% ahead of schedule and purchase of $3.9 million of equipment. Additional underground development is planned for the remainder of the year; however management is in the process of assessing various mine plans for optimization in the current price environment.

The original $21.4 million capital budget at Bolañitos was for the continued mine development of the veins discovered in 2011 and 2012. The increased production also requires an additional investment in the tailings dam, totaling $4.2 million. The revised capital plan decelerates mine development and mine exploration by $3.5 million and defers equipment purchases by $2.7 million. As of September 30, 2013, the Company had spent $10.2 million on 6.0 kilometres of underground development, including two ventilation raises and infill drilling. The Company spent $2.0 million on small plant projects completing the 2012 expansion, expansion of the tailings dam and spent $4.8 million on mine equipment to help facilitate the significant increase in mine output.

The original $19.5 million capital budget at Guanaceví included $12.2 million for underground development, while $2.4 million will be spent on the tailings dam to ensure there is sufficient capacity into the future. The remaining investment was for various equipment purchases and upgrades. The revised capital plan decelerates mine development and mine exploration by $5.6 million. As of September 30, 2013, 4.4 kilometres of underground development was completed costing $8.3 million, primarily due to infrastructure costs for pumping water from the Santa Cruz ore zone. Additionally the mine spent $2.0 million related to the plant and tailings and $3.0 million on various mine equipment. There is sufficient mine capacity allowing management to put a significant portion of mine development on hold until the price environment improves.

Contractual Obligations

The Company had the following contractual obligations at September 30, 2013:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital Asset purchases	$1,335	$1,335	$-	$-	$-
Operating Lease	1,067	274	560	233	-
Other Long-Term Liabilities	6,526	-	922	5,604	-
Total	$8,928	$1,609	$1,482	$5,837	$-

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp., and Aztec Metals Corp. (“Aztec”), who are related party companies by virtue of having Bradford Cooke as a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which is charged on a full cost recovery basis. The Company had $242,000 receivable related to administration costs outstanding as at September 30, 2013 (December 31, 2012 – $136,000).

The Company has previously provided an allowance for amounts due from Aztec totaling $181,000. The balance had accumulated between 2008 and 2011 and related to use of office space, administrative services and property taxes paid on behalf of a 2007 property transaction.

During the nine months ended September 30, 2013, the Company was charged $106,000 (September 30, 2012 - $468,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As of September 30, 2013, the Company had a payable outstanding of $4,000 relating to these legal services (December 31, 2012 - $10,000).

Financial Assets and Liabilities

As at September 30, 2013, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at September 30, 2013		As at December 31, 2012
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	25,201	25,201	18,617	18,617
Available for sale securities	2,295	2,295	8,520	8,520
Trade receivables	10,290	10,290	-	-
Other receivables	18,504	18,504	20,526	20,526
Total financial assets	56,290	56,290	47,663	47,663

Financial liabilities:
Accounts payable and accrued liabilities	23,084	23,084	38,485	38,485
Revolving credit facility	39,000	39,000	9,000	9,000
Contingent liabilities	725	725	8,497	8,497
Derivative liabilities	2,177	2,177	5,336	5,336
Total financial liabilities	64,986	64,986	61,318	61,318

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at September 30, 2013	$	$	$	$

Financial assets:
Available for sale securities	2,295	2,295	-	-
Trade receivables	10,290	10,290	-	-
Total financial assets	12,585	12,585	-	-

Financial liabilities:
Contingent liabilities	725	-	725	-
Derivative liabilities	2,177	-	2,177	-
Total financial liabilities	2,902	-	2,902	-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Contingent liability

On July 13, 2012 the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”), thereby acquiring the El Cubo mine. The seller is entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the three years following the acquisition date the Company renews or extends the Las Torres lease, other than a one-time three month extension after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date; and

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date.

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a Nil value assigned to the liability at acquisition. During the quarter ended September 30, 2013, the Las Torres lease was terminated resulting in no further liability.

The contingent consideration related to metal price targets is considered a derivative, is recognized at fair value at period end and is classified as Level 2 in the fair value hierarchy. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line. As of September 30, 2013, the fair value of the contingent consideration was estimated to be $725 (December 31, 2012 - $8,497).

Under the terms of the Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at September 30, 2013, there was $1 million in letters of credit provided by the Company as security to the owner of the Las Torres facility.

Derivative liability

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (US dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value recognized in net earnings. The warrant derivative liability is classified as Level 2 in the fair value hierarchy. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end, from the market with the greatest volume and level of activity. For the non-publicly traded warrants, the Company uses the Black-Scholes option pricing model to estimate the fair value of the Canadian dollar denominated warrants. All warrants outstanding at September 30, 2013 will expire in February 2014.

Balance at December 31, 2011	$13,130
Exercise of financial liability	(5,866)
Mark to market loss (gain)	(47)
Balance at September 30, 2012	7,217
Exercise of financial liability	-
Mark to market loss (gain)	(1,881)
Balance at December 31, 2012	$5,336
Exercise of financial liability	-
Mark to market loss (gain)	(3,159)
Balance at September 30, 2013	$2,177

Assumptions used for Black-Scholes estimate for warrant derivative liability
	Year Ended	Year Ended
	September 30, 2013	Dec. 31, 2012
Outstanding warrants	902,098	902,098
Weighted average fair value of warrants at period end	$2.41	$5.92
Risk-free interest rate	1.19%	1.12%
Expected dividend yield	0%	0%
Expected stock price volatility	76%	46%
Expected warrant life in years	0.4	1.2

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the warrant grant.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, money market investments, notes receivable and value added tax receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the revolving credit facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was approximately 3.2%. As at December 31, 2012, with other variables unchanged, a 100% change in the interest rate would be immaterial to the earnings for the year.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding warrants are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and on net income.

Outstanding Share Data

As of October 30, 2013, the Company had the following securities issued and outstanding:

  99,741,010 common shares
  5,701,550 stock options with a weighted average exercise price of CAN$5.26 per share expiring between January 1, 2013 and May 26, 2018.
  1,223,282 share purchase warrants with a weighted average exercise price of CAN$1.94 per share expiring February 26, 2014.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2013; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements.

The nature and impact of each new standard and amendment applicable to the Company are described below:

IAS 1 Presentation of Items of Other Comprehensive Income (Amendment)
The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified to profit or loss at a future point in time (e.g. net gain or loss on available-for-sale financial assets) shall be presented separately from items that will never be reclassified. This amendment has no impact on the Company’s presentation as the components of OCI pertain only to net gains or losses on marketable securities classified as available-for-sale financial assets.

IFRS 10 Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. The adoption of IFRS 10 did not result in any change in the consolidation status of any of the Company’s subsidiaries or investees.

IFRS 11 Joint Arrangements
In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. The adoption of IFRS 11 did not result in any changes to the Company’s condensed consolidated interim financial statements.

IFRS 12 Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). Endeavour has adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 will result in incremental disclosures in the Company’s annual consolidated financial statements.

IFRS 13 Fair Value Measurement
In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Endeavour has adopted IFRS 13 on a prospective basis.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required by IAS 34 for financial instruments, thereby affecting the condensed consolidated interim financial statements.

Recently released IFRS accounting standards

Changes in Accounting Standards
A number of new standards, amendments to standards and interpretations, are not yet effective for the year ending December 31, 2013, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that may affect the financial statements.

IFRS 9 Financial Instruments
In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. Endeavour is currently assessing the impact of adopting IFRS 9 on Endeavour’s consolidated financial statements, including the applicability of early adoption.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

Mineralized Reserves and Impairment of Long Lived Assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for Reclamation and Rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Share-based Compensation
The Company has a share option plan and records all share-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of Endeavour’s stock. The Company uses historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Warrant Derivative Liability
Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (US dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the 12 month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

CONTROLS AND PROCEDURES

Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the nine months ended September 30, 2013 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.